UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VICAL INCORPORATED
(Name of Issuer)
Common Stock, $0.01 per value
(Title of Class of Securities)
925602104
(CUSIP Number)
April 28, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE
Exhibit Index
EX-1 Joint Filing Agreement

CUSIP No.	925602104	Page	2	of	9

1	NAMES OF REPORTING PERSONS TEMASEK HOLDINGS (PRIVATE) LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

REPUBLIC OF SINGAPORE

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,657,669*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

4,657,669*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,657,669*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.5% AS AT APRIL 29, 2009

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* SEE ITEM 4 OF SCHEDULE

CUSIP No.	925602104	Page	3	of	9

1	NAMES OF REPORTING PERSONS FULLERTON MANAGEMENT PTE LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

REPUBLIC OF SINGAPORE

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,657,669*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

4,657,669*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,657,669*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.5% AS AT APRIL 29, 2009

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* SEE ITEM 4 OF SCHEDULE

CUSIP No.	925602104	Page	4	of	9

1	NAMES OF REPORTING PERSONS TEMASEK LIFE SCIENCES PRIVATE LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

REPUBLIC OF SINGAPORE

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,657,669*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

4,657,669*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,657,669*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.5% AS AT APRIL 29, 2009

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* SEE ITEM 4 OF SCHEDULE

CUSIP No.	925602104	Page	5	of	9

1	NAMES OF REPORTING PERSONS V-SCIENCES INVESTMENTS PTE LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

REPUBLIC OF SINGAPORE

	5	SOLE VOTING POWER

NUMBER OF		4,657,669*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,657,669*

WITH:	8	SHARED DISPOSITIVE POWER

—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,657,669*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.5% AS AT APRIL 29, 2009

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* SEE ITEM 4 OF SCHEDULE

Page 6 of 9 Pages
ITEM 1(a). NAME OF ISSUER
The name of the issuer is VICAL INCORPORATED, a company organized under the laws of the State of Delaware (the “Issuer”).
ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
The principal executive offices of the Issuer are located at 10390 Pacific Center Court, San Diego, California 92121.
ITEM 2(a). NAME OF PERSON FILING
The persons filing this Statement are (i) Temasek Holdings (Private) Limited (“Temasek”), a company organized under the laws of the Republic of Singapore, (ii) Fullerton Management Pte Ltd, a company organized under the laws of the Republic of Singapore (“Fullerton”) and a wholly-owned subsidiary of Temasek, (iii) Temasek Life Sciences Private Limited, a company organized under the laws of the Republic of Singapore (“Temasek Life Sciences”) and a wholly-owned subsidiary of Fullerton and (iv) V-Sciences Investments Pte Ltd (“V-Sciences”), a company organized under the laws of the Republic of Singapore and a wholly-owned subsidiary of Temasek Life Sciences.
ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the principal business office of Temasek, Fullerton, Temasek Life Sciences and V-Sciences is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.
ITEM 2(c). CITIZENSHIP
Temasek, Fullerton, Temasek Life Sciences and V-Sciences are all companies organized under the laws of the Republic of Singapore.
ITEM 2(d). TITLE OF CLASS OF SECURITIES
This information statement relates to the shares of common stock, par value $0.01 per share, of the Issuer (“Shares”).
ITEM 2(e). CUSIP NUMBER
The CUSIP number of the Shares is 925602104.
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:
Not applicable as this Schedule is filed pursuant to Rule 13d-1(c).
ITEM 4. OWNERSHIP
(a) Amount beneficially owned:
V-Sciences directly owns 4,657,669 Shares as at April 29, 2009. As noted in Item 2(a) above, V-Sciences is wholly-owned by Temasek Life Sciences, which in turn is wholly-owned by Fullerton, which in turn is wholly-owned by Temasek and therefore Temasek Life Sciences, Fullerton and Temasek may be deemed to beneficially own the Shares directly owned by V-Sciences.
As described above, Temasek, Fullerton and Temasek Life Sciences may be deemed to beneficially own 4,657,669 Shares as at April 29, 2009.

Page 7 of 9 Pages
(b) Percent of class:
The Shares that may be deemed to be beneficially owned by Temasek, Fullerton and Temasek Life Sciences constitute approximately 11.5% of the Shares outstanding as at April 29, 2009.
The Shares directly owned by V-Sciences constitute approximately 11.5% of the Shares outstanding as at April 29, 2009.
(c) Number of shares as to which such person has:
With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares please see Item 4(a) above regarding qualifications as to beneficial ownership.
(i) Sole power to vote or to direct the vote
V-Sciences: 4,657,669 Shares
(ii) Shared power to vote or to direct the vote
Temasek: 4,657,669 Shares; Fullerton 4,657,669 Shares; Temasek Life Sciences: 4,657,669 Shares
(iii) Sole power to dispose or to direct the disposition
V-Sciences: 4,657,669 Shares
(iv) Shared power to dispose or to direct the disposition of
Temasek: 4,657,669 Shares; Fullerton 4,657,669 Shares; Temasek Life Sciences: 4,657,669 Shares
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.
ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not applicable.
ITEM 10. CERTIFICATIONS
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2009	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Lena Chia Yue Joo
		Name:	Lena Chia Yue Joo
		Title:	Managing Director, Legal & Regulations

Dated: April 30, 2009	FULLERTON MANAGEMENT PTE LTD

	By:	/s/ Lena Chia Yue Joo
		Name:	Lena Chia Yue Joo
		Title:	Director

Dated: April 30, 2009	TEMASEK LIFE SCIENCES PRIVATE LIMITED

	By:	/s/ Cheo Hock Kuan
		Name:	Cheo Hock Kuan
		Title:	Director

Dated: April 30, 2009	V-SCIENCES INVESTMENTS PTE LTD

	By:	/s/ Choo Soo Shen Christina
		Name:	Choo Soo Shen Christina
		Title:	Director

Page 9 of 9 Pages
Exhibit Index

Exhibit 1	Joint Filing Agreement, dated April 30, 2009, among Temasek Holdings (Private) Limited, Fullerton Management Pte Ltd, Temasek Life Sciences Private Limited and V-Sciences Investments Pte Ltd.